UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Liquidmetal Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53634 X 100

(CUSIP Number)

Wynnefield Capital, Inc.
Wynnefield Capital Management LLC
Attn: Nelson Obus
450 Seventh Avenue, Suite 509
New York, New York 10123

Copy to:
Gersten Savage LLP
600 Lexington Avenue
New York, NY 10022
(212) 752-9700 Fax: (212) 980-5192
Attention: David E. Danovitch, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value LP TAX ID #: 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

1,019,531 shares of common stock, consisting of (i) 275,355 shares of Common Stock; (ii) 433,266 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 310,910 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

1,019,531 shares of common stock, consisting of (i) 275,355 shares of Common Stock; (ii) 433,266 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 310,910 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,019,531 shares of common stock, consisting of (i) 275,355 shares of Common Stock; (ii) 433,266 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 310,910 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.28%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value LP I TAX ID #: 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

1,370,294 shares of common stock, consisting of (i) 395,779 shares of Common Stock; (ii) 567,372 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 407,143 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

1,370,294 shares of common stock, consisting of (i) 395,779 shares of Common Stock; (ii) 567,372 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 407,143 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,370,294 shares of common stock, consisting of (i) 395,779 shares of Common Stock; (ii) 567,372 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 407,143 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.06%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund Ltd. TAX ID #: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.00%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. TAX ID #: 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, owned by Wynnefield Small Cap Value Offshore Fund Ltd.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, owned by Wynnefield Small Cap Value Offshore Fund Ltd.

	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, owned by Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.00%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC TAX ID #: 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

2,389,825 shares of common stock, consisting of an aggregate (i) 671,134 shares of Common Stock; (ii) 1,000,638 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 718,053 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

2,389,825 shares of common stock, consisting of an aggregate (i) 671,134 shares of Common Stock; (ii) 1,000,638 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 718,053 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,389,825 shares of common stock, consisting of an aggregate (i) 671,134 shares of Common Stock; (ii) 1,000,638 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 718,053 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.34%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8
SHARED VOTING POWER

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

	9	SOLE DISPOSITIVE POWER 0
	10
SHARED DISPOSITIVE POWER

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.34%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8
SHARED VOTING POWER

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

	9	SOLE DISPOSITIVE POWER 0
	10
SHARED DISPOSITIVE POWER

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.34%
14	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 2
TO
SCHEDULE 13D

This Amendment No. 2 amends certain of the information contained in the Statement on Schedule 13D, as amended on September 18, 2008 (the “Schedule 13D”), filed by the parties named above (collectively, the “Wynnefield Reporting Persons”). Certain information in the Schedule 13D which has not changed since the filing thereof is not restated herein. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 4. Purpose of Transaction.

On September 29, 2008, the Wynnefield Reporting Persons sent the Company a Notice of Default, stating the Issuer was in default of the Convertible Subordinated Note dated as of January 3, 2007 (the “Note”) issued by the Issuer pursuant to that certain Securities Purchase Agreement dated as of January 3, 2007 (the “SPA”). A copy of such Notice of Default is attached hereto as Exhibit A.

Pursuant to the covenant contained in Section 4(i) of the SPA, the Issuer was required, within five days after the closing of the SPA (the “Closing”), to pay off all of its indebtedness other than the indebtedness set forth on Schedule 4(i) of the SPA and other than trade debt, capital leases and equipment financing incurred in the ordinary course of business. As the Closing occurred on January 3, 2007, the Company was required to make such payment not later than January 10, 2007, but failed to do so. Pursuant to Section 4(a)(iv) of the Note, an Event of Default occurs when “the Company shall fail to observe or perform any other material covenant or agreement contained in the Securities Purchase Agreement, which failure is not cured within ten Business Days after notice of such default sent by the Holder to the Company.” As a result of the failure to pay in accordance with Section 4(i) of the SPA, the Issuer is in Default of the Note.

As a result of these events, the Wynnefield Reporting Persons intend to increase their efforts to protect their interests and the interests of other shareholders and creditors. The Wynnefield Reporting Persons are also considering taking steps to bring about other changes, which may include changes in the board composition by nominating at least one new member to the Issuer’s Board of Directors, as well as the pursuit of other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, and to discuss such issues with the Issuer's directors, management, shareholders and other parties. The Wynnefield Reporting Persons reserve the right to take whatever future action they deem appropriate regarding the Issuer and its securities under the circumstances as they then exist.

The Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock of the Issuer in the open market or otherwise and reserve the right to dispose of any or all of their shares in the open market or otherwise, at any time and from time to time.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Notice of Default dated September 29, 2008
Exhibit B	Joint Filing Agreement dated as of September 29, 2008.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2008	WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

	By:	Wynnefield Capital Management, LLC,
General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

	By:	Wynnefield Capital Management, LLC,
General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

	By:	Wynnefield Capital, Inc.

	By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

	By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually

September 29, 2008

VIA FACSIMILE & FEDERAL EXPRESS

Liquidmetal Technologies, Inc.
30452 Esperanza
Rancho Santa Marguerita, CA 90268
ATTN: John Kang

Re:	Notice of Event of Default

Dear Mr. Kang:

Reference is made to that certain Convertible Subordinated Note dated as of January 3, 2007 (the “Note”) issued by Liquidmetal Technologies, Inc. (the “Company”) pursuant to that certain Securities Purchase Agreement dated as of January 3, 2007 (the “SPA”) between the Company and certain purchasers, including funds managed by Wynnefield Capital, Inc. (“Wynnefield” or the “Holder”).

Capitalized terms used herein but not specifically defined herein shall have the meanings ascribed to them in the Note and the SPA.

NOTICE IS HEREBY GIVEN to the Company that one or more unwaived Events of Default have occurred, remain unwaived, and are continuing under the Note, including without limitation, the following Events of Default (the “Designated Events of Default”):

1.    Failure to Comply under Section 4(i) the SPA - the Company has failed to pay, in accordance with the covenant contained in Section 4(i) of the SPA, within five days after the closing of the SPA (the “Closing”), all of its indebtedness other than the indebtedness set forth on Schedule 4(i) of the SPA and other than trade debt, capital leases and equipment financing incurred in the ordinary course of business.

FURTHER NOTICE IS HEREBY GIVEN to the Company that pursuant to Section 4(a)(iv) of the Note that an Event of Default is defined, inter alia, as “the Company shall fail to observe or perform any other material covenant or agreement contained in the Securities Purchase Agreement, which failure is not cured within ten Business Days after notice of such default sent by the Holder to the Company.” As the closing occurred on January 3, 2007, and the Company failed to pay off the indebtedness within five business days, by January 10, 2007, this notice of default is being given.

FURTHER NOTICE IS HEREBY GIVEN to the Company that pursuant to Section 2 of the Note, “the Cash Interest Rate shall be twelve percent (12.00%) per annum and the Note Interest Rate per annum shall be fifteen percent (15%) per annum.”

FURTHER NOTICE IS HEREBY GIVEN to the Company that pursuant to Section 4(b) of the Note, the Holder is electing to redeem 100% of the Note, together with accrued Interest, including Interest that has accrued at the Interest Rate adjusted for an Event of Default.

Nothing in this notice is intended to or shall be construed as a waiver or forbearance of any of the rights, remedies, and powers of the Holder against the Company, or a waiver of any Event of Default, whether specified herein or otherwise, or a consent to any departure by the Company from the express provision of the Note or the SPA. The Holder reserves expressly all of its remedies, powers, rights, and privileges under the Note in law, in equity, or otherwise.

This letter shall not constitute an amendment or waiver by the Holder of any provision of the Note or the SPA, and all of the provisions of the Note, the SPA, and related documents shall remain in full force and effect. Neither Wynnefield’s failure to require strict performance by the Company of any provision of the Note, nor its failure to exercise, or delay in exercising, any right, power, or privilege under the Note or the SPA shall operate as a waiver thereof or waive, affect, or diminish any right belonging to it thereafter to demand strict compliance and performance therewith.

Very truly yours,

WYNNEFIELD PARTNERS SMALL CAP VALUE LP WYNNEFIELD PARTNERS SMALL CAP VALUE LP I WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

/s/ Nelson Obus
Nelson Obus, President

EXHIBIT B

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 29th day of September, 2008, by and among Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management LLC, Wynnefield Capital Inc., Nelson Obus and Joshua Landes.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock of Liquidmetal Technologies, Inc. that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually